UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 32524 / March 7, 2017

In the Matter of

NorthStar/Townsend Institutional Real Estate Fund Inc.
399 Park Avenue, 18th Floor
New York, NY 10022

Townsend Holdings LLC
Skylight Office Tower
1660 West Second Street, 4th Floor
Cleveland, Ohio 44113

NSAM B-TCEF Ltd.
11 Waterloo Lane
Pembroke, HM 08, Bermuda

(812-14708)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTIONS 18(a)(2), 18(c) AND 18(i) OF THE ACT,
UNDER SECTIONS 6(c) AND 23(c)(3) OF THE ACT GRANTING AN EXEMPTION FROM
RULE 23c-3 UNDER THE ACT AND PURSUANT TO SECTION 17(d) AND RULE 17d-1
UNDER THE ACT

NorthStar/Townsend Institutional Real Estate Fund Inc., Townsend Holdings LLC, and NSAM
B-TCEF Ltd. filed an application on October 19, 2016, and amendments to the application on
January 6, 2017 and January 20, 2017, requesting an order under section 6(c) of the Investment
Company Act of 1940 ("Act") granting an exemption from sections 18(a)(2), 18(c) and 18(i) of
the Act, under sections 6(c) and 23(c)(3) of the Act granting an exemption from rule 23c-3 under
the Act and pursuant to section 17(d) of the Act and rule 17d-1 under the Act. The order permits
certain registered closed-end management investment companies to issue multiple classes of
shares and to impose asset-based distribution and/or service fees and early withdrawal charges.

On February 7, 2017, a notice of the filing of the application was issued (Investment Company
Act Release No. 32472). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is further found that proposed repurchases will be made in a manner which does not unfairly discriminate against any holders of the class or classes of securities to be purchased.

It is further found that the investment company's proposed institution of asset-based distribution and/or service fees is consistent with the provisions, policies, and purposes of the Act, and will not be on a basis different from or less advantageous than that of other participants.

Accordingly, in the matter of NorthStar/Townsend Institutional Real Estate Fund Inc., et al. (File No. 812-14708),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 18(a)(2), 18(c) and 18(i) of the Act is granted, effective immediately, subject to the condition in the application, as amended.

IT IS ALSO ORDERED, under sections 6(c) and 23(c)(3) of the Act, that the requested exemption from rule 23c-3 is granted, effective immediately, subject to the condition contained in the application, as amended.

IT IS ALSO ORDERED, under section 17(d) and rule 17d-1, that the investment company's institution of asset-based distribution and/or service fees is approved, effective immediately, subject to the condition contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Assistant Secretary